                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             FORM 12b-25

NOTIFICATION OF LATE FILING

                                                      SEC FILE NUMBER
                                                          000-23847

                                                       CUSIP NUMBER
                                                        82511E 10 9


Form 10-K and Form                                 Form 10-Q and
  10-KSB [X]      Form 20-F [ ]   Form 11-K [ ]   Form 10-QSB[ ]  Form N-SAR [ ]

For Period Ended: December 31, 1999


[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR




For the Transition Period Ended: __________________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________

PART I - Registrant Information
-------------------------------


Full Name of Registrant:   Shore Financial Corporation

Former Name, if Applicable:  SB Bankshares Corporation


Address of Principal Executive Office:         25253 Lankford Highway
                                               Onley, Virginia 23418




PART II- Rules 12b-25(b) and (c)
---------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The Registrant hereby represents that:

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;
or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; [X]

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [ ]

PART III - Narrative
--------------------

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

          As a result of unexpected delays in gathering the data necessary to finalize the Registrant's Form 10-KSB, largely due to other necessary business commitments of certain of the Registrant's officers responsible for preparing the subject report, the Report of Form 10-KSB could not be timely filed without unreasonable effort or expense.

PART IV - Other Information
---------------------------

(1) Name and telephone number of person to contact in regard to this notification: Steven M. Belote (757) 787-1335

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

    [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [ ] Yes [X] No

    Shore Financial Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                   SHORE FINANCIAL CORPORATION



                                    By: /s/ Steven M. Belote
                                        -------------------------------
                                            Steven M. Belote,
                                            Vice President and Treasurer





Date: March 30, 2000